WAL★MART México

07022566

FILE N°
82-4609

RECEIVED
2007 APR 12 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 11, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release March 2007 sales.
- Press release about the factor for calculating dividend payment in stock.
- Press information release Schedule.
- Report on share repurchase for March 2007.

Sincerely,

PROCESSED
APR 17 2007
THOMSON FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88



WAL★MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

RECEIVED
2007 APR 12 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WAL-MART DE MEXICO REPORTS MARCH 2007 SALES

FREE TRANSLATION, NOT TO THE LETTER

FILE N° 82-4609

Mexico City, April 9, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of March 2007, sales were **$16,790 million pesos**. This figure represents a **20.0%** increase over sales reported the same month last year, and a **15.1%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **11.2%,** and of **6.7%** in real terms compared to the same month of 2006.

Real Sales Growth	March		January – March	
	2007	2006	2007	2006
Total Units (%)	**15.1**	11.6	**14.1**	12.9
Comparable Units (%)	**6.7**	2.3	**5.9**	3.8

Considering the **five-week period** from **March 3 to April 6, 2007** that compares with the five-week period ending April 7, 2006, as well as the **fourteen-week period** from **December 30, 2006 to April 6, 2007** and that compares with the fourteen-week period that ended April 7, 2006, sales growth was as follows:

Real Sales Growth	5 weeks		14 weeks	
	2007	2006	2007	2006
Total Units (%)	**15.7**	12.9	**15.4**	14.3
Comparable Units (%)	**7.1**	3.4	**7.0**	5.0

Openings during the month of March:

We opened three Bodegas Aurrera in the cities of Tenosique, Tabasco; Mexico City, and Salina Cruz, Oaxaca; one Wal-Mart Supercenter in Monterrey, Nuevo Leon; two Suburbias in the cities of Monterrey, Nuevo Leon, and Puebla, Puebla; and two Vips in the cities of Xalapa, Veracruz, and Monterrey, Nuevo Leon.

Corporate Social Responsibility:

The non-for-profit organization "Un Kilo de Ayuda" recognized Wal-Mart de México for 14 years of collaboration in raising funds to fight infant malnutrition in Mexico. We have channeled so far $100 million pesos.

During March we developed the campaign in favor of the ProBosque de Chapultepec trust, for the complete restoration of the Chapultepec forest, to recover its environmental equilibrium, functionality, and worth. Wal-Mart de Mexico customers contributed with $2,589,392 pesos, and Wal-Mart de Mexico Foundation with $1 million pesos.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REVEALS THE FACTOR FOR CALCULATING DIVIDEND PAYMENT IN STOCK

Mexico City, March 28, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX), informs to shareholders and general public the factor for calculating the number of shares that will be given to those shareholders who request their dividend payment in stock. This is in keeping with the agreement that took place during Walmex's Shareholders' Meeting in decreeing that shareholders could opt for dividend payment **(Coupon 45) in cash, Mx$ 0.51** per share, **or in stock**.

Considering today's closing price for WALMEX Series V shares of **Mx$ 45.58**, those shareholders that want to receive their dividend payment in stock will receive one share in stock for every **89.37** shares they possess.

The following are the relevant dates for said dividend payment:

April 17, 2007: Deadline for shareholders to inform the institutions where they have their shares deposited of their choice for dividend payment, either in cash or in stock. Those shareholders who do not inform of their choice shall receive a cash payment. Those shareholders who physically maintain their shares must communicate their decision to Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F.

April 20, 2007: Dividend payment date, which shall take place at Bancomer, S.A., Fiduciary Division, in whatsoever following directions:

- Av. Universidad 1200, Colonia Xoco, 03339 Mexico D.F.
- Av. Jose Vasconcelos 101 Oriente, planta baja, Col. San Agustin, San Pedro Garza Garcia, Nuevo Leon.
- Av. Vallarta 1440, Sotano, Colonia Americana, 44160 Guadalajara, Jalisco.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **908** units, broken down as follows:

264	Bodegas Aurrera
78	Sam's Clubs
119	Wal-Mart Supercenters
61	Superamas
65	Suburbias
321	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE
INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com
WALMEX
CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com
Fundación WAL*MART

FILE N°
82-4609

Our Vision is "Contribute towards improving the quality of life for Mexican families."

INFORMATION RELEASE SCHEDULE

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, March 21, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) reminds its shareholders as well as the public in general its information release schedule, which was originally announced on January 9, 2007 as part of the December 2006 sales press release.

Information Release Schedule:

Quarter:	*Release Date:*
1st Quarter 2007	April 24, 2007
2nd Quarter 2007	July 10, 2007
3rd Quarter 2007	October 10, 2007

Monthly Sales:	*Release Date:*
March	April 9, 2007
April	May 9, 2007
May	June 7, 2007
June	July 9, 2007
July	August 9, 2007
August	September 7, 2007
September	October 9, 2007
October	November 8, 2007
November	December 7, 2007

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **905** units, broken down as follows:

264	Bodegas Aurrera
78	Sam's Clubs
118	Wal-Mart Supercenters
61	Superamas
63	Suburbias
321	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 01, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	165,168,900	8,560,618,568
01/03/2007	03172	BUY	2,400,000	43.911833	105,388,399	GBM	STOCK		167,568,900	8,558,218,568
								As of current report	167,568,900	8,558,218,568

Shareholders' equity amount	0
Capital stock amount	105,388,399

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,614,017,641	2,508,629,242

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 02, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	167,568,900	8,558,218,568
02/03/2007	03173	BUY	1,200,000	44.412648	53,295,178	UBS	STOCK		168,768,900	8,557,018,568
								As of current report	168,768,900	8,557,018,568

Shareholders' equity amount	0
Capital stock amount	53,295,178

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,508,629,242	2,455,334,064

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 06, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	10,400,000	8,557,018,568
06/03/2007	03174	BUY	2,500,000	43.998800	109,997,000	UBS	STOCK		12,900,000	8,554,518,568
								As of current report	12,900,000	8,554,518,568

Shareholders' equity amount	0
Capital stock amount	109,997,000

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,455,334,064	7,890,003,000

Issuer's Comments

In ordinary Shareholders' meeting celebrated at March 6, 2007, was authorized, among other resolutions: - Approval of the maximum amount to be used in 2007 to repurchase the Companv's own shares of $8.000.000.000. - Cancellation of 158.368.900 series "V" shares derived from the reourchase of the Companv's own shares.

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 07, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	12,900,000	8,554,518,568
07/03/2007	03175	BUY	1,800,000	43.997000	79,194,600	UBS	STOCK		14,700,000	8,552,718,568
								As of current report	14,700,000	8,552,718,568

Shareholders' equity amount	0
Capital stock amount	79,194,600

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,890,003,000	7,810,808,400

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 09, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,700,000	8,552,718,568
09/03/2007	03176	BUY	1,250,000	45.036115	56,295,144	GBM	STOCK		15,950,000	8,551,468,568
								As of current report	15,950,000	8,551,468,568

Shareholders' equity amount	0
Capital stock amount	56,295,144

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,810,808,400	7,754,513,256

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 13, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	15,950,000	8,551,468,568
13/03/2007	03177	BUY	900,000	44.998827	40,498,944	GBM	STOCK		16,850,000	8,550,568,568
								As of current report	16,850,000	8,550,568,568

Shareholders' equity amount	0
Capital stock amount	40,498,944

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,754,513,256	7,714,014,312

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 14, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	16,850,000	8,550,568,568
14/03/2007	03178	BUY	1,300,000	44.486782	57,832,817	ACCIV	STOCK		18,150,000	8,549,268,568
								As of current report	18,150,000	8,549,268,568

Shareholders' equity amount	0
Capital stock amount	57,832,817

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,714,014,312	7,656,181,495

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 15, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	18,150,000	8,549,268,568
15/03/2007	03179	BUY	2,000,000	44.97	89,945,244	ACCIV	STOCK		20,150,000	8,547,268,568
								As of current report	20,150,000	8,547,268,568

Shareholders' equity amount	0
Capital stock amount	89,945,244

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,656,181,495	7,566,236,251

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 16, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	20,150,000	8,547,268,568
16/03/2007	03180	BUY	900,000	44.87	40,386,042	ACCIV	STOCK		21,050,000	8,546,368,568
								As of current report	21,050,000	8,546,368,568

Shareholders' equity amount	0
Capital stock amount	40,386,042

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,566,236,251	7,525,850,209

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 21, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	21,050,000	8,546,368,568
21/03/2007	03181	BUY	950,000	46.18	43,868,983	ACCIV	STOCK		22,000,000	8,545,418,568
								As of current report	22,000,000	8,545,418,568

Shareholders' equity amount	0
Capital stock amount	43,868,983

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,525,850,209	7,481,981,226

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 22, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	22,000,000	8,545,418,568
22/03/2007	03182	BUY	595,000	46.53	27,685,546	ACCIV	STOCK		22,595,000	8,544,823,568
								As of current report	22,595,000	8,544,823,568

Shareholders' equity amount	0
Capital stock amount	27,685,546

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,481,981,226	7,454,295,680

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	22,595,000	8,544,823,568
23/03/2007	03183	BUY	930,000	46.43	43,176,645	UBS	STOCK		23,525,000	8,543,893,568
								As of current report	23,525,000	8,543,893,568

Shareholders' equity amount	0
Capital stock amount	43,176,645

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,454,295,680	7,411,119,035

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 27, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	23,525,000	8,543,893,568
27/03/2007	03184	BUY	910,000	45.89	41,763,722	UBS	STOCK		24,435,000	8,542,983,568
								As of current report	24,435,000	8,542,983,568

Shareholders' equity amount	0
Capital stock amount	41,763,722

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,411,119,035	7,369,355,313

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 29, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	24,435,000	8,542,983,568
29/03/2007	03185	BUY	920,000	46.20	42,502,573	ACCIV	STOCK		25,355,000	8,542,063,568
								As of current report	25,355,000	8,542,063,568

Shareholders' equity amount	0
Capital stock amount	42,502,573

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,369,355,313	7,326,852,740

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 30, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,355,000	8,542,063,568
30/03/2007	03186	BUY	670,000	46.98	31,475,260	UBS	STOCK		26,025,000	8,541,393,568
								As of current report	26,025,000	8,541,393,568

Shareholders' equity amount	0
Capital stock amount	31,475,260

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,326,852,740	7,295,377,480

Issuer's Comments

END